Exhibit 99.1

ASX Market Announcement

Resignation of Chief Financial Officer and Company Secretary

Melbourne, Australia, June 28, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease, advises that Kathryn Andrews has provided her notice of resignation as Chief Financial Officer (CFO) and Company Secretary of the Company.

The Company will commence a search for a new CFO and Company Secretary.

Simon Morriss, CEO of GTG commented on behalf of the GTG team, “We thank Kathryn for her contributions in her time at GTG and we wish her the very best in her next endeavours”.

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Authorised for release by the Board of Directors.

Enquiries

Simon Morriss

Chief Executive Officer

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com